UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Annual and Special Meeting to be held on

July 3, 2003

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

LINGO MEDIA INC.

151 Bloor Street West - Suite 890

Toronto, Ontario M5S 1S4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “meeting”) of shareholders of Lingo Media Inc. (the "Company") will be held at 151 Bloor Street West, Suite 890, Toronto, Ontario, the 3rd day of July, 2003, at the hour of 9:00 o'clock in the forenoon (Toronto time) for the purpose of:

(a)

electing directors;

(b)

appointing auditors and authorizing the directors to fix their remuneration;

(c)

receiving the Company's audited, consolidated financial statements for the year ended December 31, 2002, and the report of the auditors thereon (collectively;  the “Audited Financial Statements”);

(d)

considering and, if thought fit, approving (subject to such amendments or variations as may be approved at the meeting) the resolution set forth in the Management Information Circular (the “Circular”) accompanying this notice of meeting and incorporated herein by reference, approving an amendment to the Amended and Restated 2000 Stock Option Plan of the Company to fix the maximum number of shares subject to the plan to the number which is 20% of the issued and outstanding common shares of the Company as at the date such resolution is adopted; and

(d)

to transact such further and other business as may properly come before the meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, the Circular, the Audited Financial Statements and Management’s Discussion Analysis on the Audited Financial Statements contained in the Annual Report of the Company for the year ended December 31, 2002.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, ComputerShare Investor Services Inc., 100 University Avenue, Toronto, Ontario M5J  2Y1, Attention:  Proxy Department, on or before the close of business on the second business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed from of proxy so that as large a representation as possible may be had at the meeting.

If you are a non-registered shareholder and have received this notice and Circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

DATED this 16th day of May, 2003.

BY ORDER OF THE BOARD

"Michael P. Kraft"

Michael P. Kraft

President and CEO